September 24, 2019

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Paik

Re: CytoDyn Inc.

Registration Statement on Form S-3

Filed August 29, 2019

File No. 333-233526

Dear Ms. Paik:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter, dated September 13, 2019 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3, filed on August 29, 2019 (the “Registration Statement”).

For ease of reference, set forth below in bold is the comment of the Staff of the Commission with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below the comment.

Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-3 filed August 29, 2019

General

1.

We note that the forum selection provision in Article X of your Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response to Comment No. 1

The Company respectfully advises the Staff that the Company’s forum selection provision provides that the Court of Chancery of the State of Delaware has exclusive jurisdiction over only certain matters to the “fullest extent permitted by law.” Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, for which federal and state courts have concurrent jurisdiction, and the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction.

In response to the Staff’s comment, the Company will amend the Registration Statement to include the following disclosure so that it appears under the heading “Anti-takeover Effects of Delaware Law and our Certificate of Incorporation, as amended” on page 15 of the Registration Statement:

“Exclusive Forum Charter Provision. Our Amended and Restated Certificate of Incorporation requires that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, creditors or other constituents;

•

any action asserting a claim against the Company or any director or officer of the Company arising pursuant to, or a claim against the Company or any director or officer of the Company with respect to the interpretation or application of any provision of, the DGCL, the Company’s Amended and Restated Certificate of Incorporation or the bylaws of the Company; and

•	any action asserting a claim governed by the internal affairs doctrine in each such case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by law, we believe that the exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

Additionally, the Company will add the following risk factor disclosure describing the Company’s forum selection provision and its intent in the Company’s future Annual Reports on Form 10-K and in future registration statements:

“Our Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Certificate of Incorporation requires that, to the fullest extent permitted by law, and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, creditors or other constituents;

•

any action asserting a claim against the Company or any director or officer of the Company arising pursuant to, or a claim against the Company or any director or officer of the Company with respect to the interpretation or application of any provision of, the DGCL, the Company’s Amended and Restated Certificate of Incorporation or the bylaws of the Company; and

•	any action asserting a claim governed by the internal affairs doctrine in each such case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by law, we believe that the exclusive forum provision would not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick